UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City,

Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date: March 5, 2009	By	/s/ Frank Ngai Chi Chan
(Signature)*
Frank Ngai Chi Chan Principal Financial Officer and Principal Accounting Officer

*	Print the name and title under the signature of the signing officer.

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Elizabeth Cheek	Hoi Ni Kong
Hill & Knowlton (New York)	Hill & Knowlton (Hong Kong)
Tel: (1) 212 885 0682	Tel: (852) 2894 6322
Email: elizabeth.cheek@hillandknowlton.com	Email: hoini.kong@hillandknowlton.com.hk

Gushan Environmental Energy Limited Announces

Fourth Quarter and Fiscal Year 2008 Financial Results

New York, March 5, 2009 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), China’s largest producer of biodiesel as measured by annual production capacity, today announced its unaudited consolidated financial results for the fourth quarter and the fiscal year ended December 31, 2008.

Highlights for Fourth Quarter 2008

•	Total revenues increased by 16.0% year-to-year and decreased by 29.7% quarter-on-quarter to RMB315.1 million (US$46.2 million).

•	Gross profit decreased by 44.4% year-to-year and 59.7% quarter-on-quarter to RMB65.8 million (US$9.6 million).

•	Income from operations decreased by 67.9% year-to-year and 76.4% quarter-on-quarter to RMB32.0 million (US$4.7 million).

•	Net loss amounted to RMB37.7 million (US$5.5 million), compared to net loss of RMB19.8 million for the fourth quarter of 2007 and net profit of RMB74.7 million for the third quarter of 2008.

•

Net loss excluding share-based compensation (non-GAAP) amounted to RMB27.0 million (US$4.0 million), compared to a net loss of RMB17.8 million for the fourth quarter of 2007 and a net income of RMB86.1 million for the third quarter of 2008. (Note 1)

•	Sales volume of biodiesel increased by 20.9% year-to-year and decreased by 11.9% quarter-on-quarter to 56,063 tons.

•	Average selling price of biodiesel decreased by 0.2% year-to-year and 19.7% quarter-on-quarter to RMB5,092 (US$746.4) per ton.

•	Annual biodiesel production capacity increased by 100,000 tons (or approximately 30 million gallons) year-to-year and was unchanged quarter-to-quarter.

•	Cash balance amounted to RMB963.2 million (US$141.2 million) with no bank borrowings as of December 31, 2008.

Highlights for the Fiscal Year 2008

•	Total revenues increased by 48.4% to RMB1,495.6 million (US$219.2 million) compared to 2007.

•	Gross profit increased by 21.4% to RMB533.0 million (US$78.1 million) compared to 2007.

•	Income from operations increased by 10.2% to RMB422.2 million (US$61.9 million) compared to 2007.

•	Net income increased by 16.8% to RMB269.0million (US$39.4 million) compared to 2007.

•	Net income excluding share-based compensation (non-GAAP) increased by 28.0% to RMB307.8million (US$45.1million) compared to 2007. (Note 1)

•	Sales volume of biodiesel increased by 26.5% to 231,377 tons compared to 2007.

•	Average selling price of biodiesel increased by 24.4% to RMB5,748 (US$842.5) per ton compared to 2007.

•	Cash dividend of RMB0.160 per ordinary share, or RMB0.320 per American Depositary Shares (“ADS”) declared for 2008, payable by May 30, 2009.

(in US$ thousands, except per share data)		For the Three months ended
		December 31, 2007	September 30, 2008	December 31, 2008
		(Note 2)	(Note 2)	(Note 2)
Revenues		39,814	65,672	46,191
Gross profit		17,334	23,927	9,644
Income from operations		14,597	19,806	4,683
Net income (loss)		(2,903)	10,953	(5,525)

Net income (loss) per ordinary share - Diluted		(0.022)	0.065	(0.033)
Net income (loss) per ADS - Diluted		(0.045)	0.131	(0.066)
Non-GAAP net income (loss) per ADS - Diluted (Note 1)		(0.040)	0.151	(0.047)

Gross profit margin (Note 3)		43.5%	36.4%	20.9%
Operating profit margin (Note 3)		36.7%	30.2%	10.1%
Net income (loss) margin (Note 3)		(7.3)%	16.7%	(12.0)%
Non-GAAP net income (loss) margin (Note 1)		(6.5)%	19.2%	(8.6)%

Sales volume of biodiesel	tons	46,382	63,632	56,063
Average selling price of biodiesel	RMB/ton	5,100	6,344	5,092
Sales volume of biodiesel by-products	tons	5,316	5,679	6,025
Average selling price of biodiesel by-products	RMB/ton	6,601	7,815	4,921

(in US$ thousands, except per share data)			For the year ended
			December 31, 2007	December 31, 2008
			(Note 2)	(Note 2)
Revenues			147,755	219,218
Gross profit			64,358	78,125
Income from operations			56,157	61,881
Net income			33,752	39,340

Net income per ordinary share - Diluted			0.269	0.236
Net income per ADS - Diluted			0.538	0.471
Non-GAAP net income per ADS - Diluted (Note 1)			0.561	0.539

Gross profit margin (Note 3)			43.6%	35.6%
Operating profit margin (Note 3)			38.0%	28.2%
Net income margin (Note 3)			22.8%	18.0%
Non-GAAP net income margin (Note 1)			23.9%	20.6%

Sales volume of biodiesel	tons		182,969	231,377
Average selling price of biodiesel	RMB/ton		4,621	5,748
Sales volume of biodiesel by-products	tons		22,134	23,878
Average selling price of biodiesel by-products	RMB/ton		7,346	6,936

Note 1: GAAP represents Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP” or “GAAP”) in this announcement. All non-GAAP measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of management’s use of non-GAAP information set forth elsewhere in this press release.

Note 2: Translation from RMB into US$ at RMB6.8225 to US$1.00, see “Currency Convenience Translation” below.

Note 3: Gross profit margin, operating profit margin and net income margin represent gross profit, operating profit and net income, respectively, divided by revenues.

“Although the global economic slowdown, financial crisis and rapidly declining oil prices made for a challenging operating environment during the fourth quarter, Gushan continued to deliver solid year-over-year growth in 2008,” said Jianqiu Yu, Chairman and Principal Executive Officer of Gushan. “While the short-term economic outlook remains uncertain, we believe that the long-term outlook for China’s biodiesel demand remains strong. Gushan’s strong financial position and market leadership leave it well-positioned for continued growth.”

2008 Dividend

On March 5, 2009, the Company declared a cash dividend of RMB0.160 per ordinary share of the Company, or RMB0.320 per ADS in respect of the year ended December 31, 2008. The cash dividend will be paid on or before May 30, 2009 to shareholders of record at the close of business on April 3, 2009, U.S. Eastern Time. The dividend will be paid in cash, in US$, and the exchange rate between RMB and US$ is expected to be ascertained on the basis of the average of the certified exchange rates provided by the Federal Reserve Bank of New York for the five trading days prior to April 3, 2009. As the dividend was declared after the balance sheet date, it has not been included in the liabilities at of December 31, 2008. The Company has 166,831,493 ordinary shares, or 83,415,972 ADSs, outstanding as of December 31, 2008.

Financial Results for the Fourth Quarter 2008

Revenues

The Company’s revenues amounted to RMB315.1 million (US$46.2 million) for the fourth quarter of 2008, representing an increase of 16.0% from RMB271.6 million for the fourth quarter of 2007 and a decrease of 29.7% from RMB448.0 million for the third quarter of 2008. The growth in revenues on a year-to-year basis was mainly due to an increase in sales volume of the Company’s biodiesel. The decline in revenues on a sequential quarterly basis was due to a decrease in the sales volume of biodiesel as well as the average selling prices of both biodiesel and biodiesel by-products.

The sales volume of biodiesel amounted to 56,063 tons for the fourth quarter of 2008, representing an increase of 20.9% from 46,382 tons for the fourth quarter of 2007 and a decrease of 11.9% from 63,632 tons for the third quarter of 2008.

The average selling price of biodiesel was RMB5,092 (US$746.4) per ton for the fourth quarter of 2008, representing a slight decrease of 0.2% from RMB5,100 per ton for the fourth quarter of 2007 and a decrease of 19.7% from RMB6,344 per ton for the third quarter of 2008.

The sales volume of biodiesel by-products amounted to 6,025 tons for the fourth quarter of 2008, representing an increase of 13.3% from 5,316 tons for the fourth quarter of 2007, and an increase of 6.1% from 5,679 tons for the third quarter of 2008.

The average selling price of biodiesel by-products was RMB4,921 (US$721.3) per ton for the fourth quarter of 2008, representing a decrease of 25.5% from RMB6,601 per ton for the fourth quarter of 2007 and a decrease of 37.0% from RMB7,815 per ton for the third quarter of 2008.

The year-to-year increase in the sales volume of biodiesel was mainly due to the commencement of production at the Company’s Beijing and Shanghai plants, each of which added an additional 50,000 tons to the Company’s annual biodiesel production capacity in January 2008 and June 2008, respectively. The sequential quarterly decrease in sales volume was principally attributed to the fact that Fujian Gushan Biodiesel Energy Co., Ltd. (“Fujian Gushan”), Sichuan Gushan Vegetable Fat Chemistry Co., Ltd. (“Sichuan Gushan”) and Handan Gushan Bio-sources Energy Co., Ltd. (“Hebei Gushan”) each suspended production for a few weeks due to repairs and maintenance.

The sequential quarterly decrease in the average selling price of biodiesel was principally attributed to a decline in the market price of diesel in China in the fourth quarter of 2008 resulting from a significant decrease in global oil price and to the rapid contraction of China’s industrial production amid the global financial crisis.

The overall increase in sales volume of biodiesel by-products on a year-to-year basis was mainly due to increased sales volumes of glycerine and plant asphalt contributed by Beijing Gushan Bio-sources Energy Co., Ltd. (“Beijing Gushan”) and Shanghai Gushan Bio-Energy Technologies Co. Ltd. (“Shanghai Gushan”), as both companies commenced operations in 2008. The sequential quarterly increase in sales volume of biodiesel by-products was principally attributed to the resumption of Beijing Gushan’s operations following its temporary suspension in the third quarter of 2008 due to the heightened enforcement of traffic control measures adopted by the Beijing municipal government in preparation for the hosting of the 2008 Beijing Olympic and Paralympic games and due to the increased utilization rate of Shanghai Gushan’s operations which commenced in the third quarter of 2008. However, such increases were partly offset by the decreased sales volume of biodiesel by-products as a result of the temporary suspension of production for a few weeks in Fujian Gushan, Sichuan Gushan and Hebei Gushan as result of repairs and maintenance.

The average selling prices of all biodiesel by-products decreased individually on both a year-to-year basis and a sequential quarterly basis as a result of a rapid decline in market prices of raw materials in chemical industry, caused by China’s slowing economy.

Cost of Revenues

Cost of revenues for the fourth quarter of 2008 totaled RMB249.3 million (US$36.5 million), representing an increase of 62.6% from RMB153.4 million for the fourth quarter of 2007 and a decrease of 12.5% from RMB284.8 million for the third quarter of 2008. This increase on year-to-year basis was principally attributable to increases in the Company’s production volume and in overall average unit costs for vegetable oil offal and used cooking oil. The decrease of cost of revenues on a sequential quarterly basis was principally due to the decreased sales volume. Overall average unit cost of feedstock, which mainly comprised used cooking oil and vegetable oil offal, amounted to RMB2,704 (US$396) per ton in the fourth quarter of 2008, representing an increase of 36.4% from RMB1,982 per ton in the fourth quarter of 2007 and a decrease of 0.9% from RMB2,729 in the third quarter of 2008. The year-to-year increase in costs of feedstock was caused by the increase in the Company’s suppliers’ costs which are primarily affected by general cost inflation, particularly in labor and transportation, in China, as well as a general increase in prices charged by its suppliers. The slight decrease in costs of feedstock on a sequential quarterly basis resulted from the Company’s efforts in negotiating for price reductions with its suppliers.

Gross Profit

The Company’s gross profit for the fourth quarter of 2008 totaled RMB65.8 million (US$9.6 million), representing a decrease of 44.4% from RMB118.3 million for the fourth quarter of 2007 and a decrease of 59.7% from RMB163.2 million for the third quarter of 2008. The Company’s gross profit margin decreased to 20.9% for the fourth quarter of 2008 from 43.5% for the fourth quarter of 2007 and 36.4% for the third quarter of 2008. On a year-to-year basis, the average unit costs of the Company’s raw materials increased at a rate higher than that at which its average selling prices increased. On a sequential quarterly basis, the average unit costs of the Company’s raw materials decreased slightly, whereas its average selling prices decreased significantly. Both trends accounted for the decrease in the Company’s gross margin.

Research and Development Expenses

Research and development expenses totaled RMB1.0 million (US$0.2 million) in the fourth quarter of 2008, representing a slight increase compared to RMB0.6 million for the fourth quarter of 2007 and RMB0.3 million for the third quarter of 2008.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the fourth quarter of 2008 totaled RMB32.8 million (US$4.8 million), representing an increase from RMB18.1 million for the fourth quarter of 2007 and an increase from RMB27.8 million for the third quarter of 2008.

The overall increase on a year-to-year basis was mainly due to increases in share-based compensation, professional fees and staff costs. Share-based compensation for the fourth quarter of 2008 amounted to RMB10.1 million (US$1.5 million), representing an increase from RMB2.0 million for the fourth quarter of 2007, as a result of the share options granted in December 2007, March 2008 and September 2008. Professional fees totaled RMB4.2 million (US$0.6 million), representing an increase from RMB2.1 million in the fourth quarter of 2007, as a result of the increased need for legal and professional services as a result of Gushan becoming a U.S.-listed company and the additional auditing fees resulting from the commencement of production at Beijing Gushan and Shanghai Gushan and the commencement of construction work at Chongqing Gushan Bio-Sources Energy Co., Ltd. (“Chongqing Gushan”) and Hunan Gushan Bio-Sources Energy Co., Ltd. (“Hunan Gushan”). Staff costs amounted to RMB12.2 million (US$1.8 million), representing an increase from RMB11.2 million for the fourth quarter of 2007 primarily as a result of the commencement of full operations at the Beijing and Shanghai plants, and the addition of offices in Chongqing and Hunan.

The overall increase in selling, general and administrative expenses on a sequential quarterly basis was mainly due to the increase in staff costs, which was partly offset by the decrease in depreciation. The increase in staff costs by RMB7.1 million (US$1.0 million) primarily resulted from the year-end bonus of RMB7.4 million (US$1.1 million) to all levels of our employees. Depreciation totaled RMB0.7 million (US$0.1 million) for the fourth quarter of 2008, representing a decrease from RMB3.9 million in the third quarter of 2008 due to the fact that the Beijing plant’s depreciation was recognized as general and administrative expenses during the temporary suspension of its operations from August 1 to September 20, 2008 due to the heightened enforcement of traffic control measures adopted by the Beijing municipal government in preparation for the hosting of the 2008 Beijing Olympic and Paralympic games.

Other Income (Expense)

Interest income for the quarter amounted to RMB4.7 million (US$0.7 million), representing an increase from RMB1.4 million for the fourth quarter of 2007 and a decrease from RMB7.6 million from the third quarter of 2008. The increase on a year-to-year basis was mainly due to interest earned on the net proceeds of the Company’s initial public offering in December 2007 whereas the decrease on a sequential quarterly basis was due to a lower weighted average interest rate of its cash balance as a result of the changes in the portfolio of currencies and the continued global downward trend of interest rates in recent months. Interest expense for the fourth quarter of 2007 resulted from the one-off non-cash interest expenses of RMB108.9 million in connection with recognition as an expense of the unamortized amount of the beneficial conversion feature of the Company’s convertible notes which resulted from the conversion of the Company’s convertible notes into ordinary shares upon completion of the initial public offering. The Company did not incur any interest expenses in the fourth quarter of 2008.

The Company incurred a foreign exchange loss of RMB56.3 million (US$8.2 million) for the fourth quarter of 2008, compared to a foreign exchange loss of RMB Nil million for the fourth quarter of 2007 and a foreign exchange loss of RMB44.8 million for the third quarter of 2008. The exchange loss resulted from the swift and severe depreciation of the Company’s foreign currency holdings in NZ$ and Euro against US$ in the fourth quarter of 2008. In October 2008, the Company converted all of its cash deposits in NZ$ and Euro to US$. Under the current highly volatile market conditions, the Company does not hold cash balances in currencies other than in RMB, HK$ and US$ at this moment and does not expect to do so in the foreseeable future.

Other income (expense), net included, among others, mainly a provision for business tax of RMB4.1 million (US$0.6 million) on intercompany transactions, and other income of RMB0.6 million (US$0.1 million) from a bank.

Income Tax Expense

Income tax expense for the third and fourth quarters of 2008 comprised Enterprise Income Tax (“EIT”) and a provision for dividend withholding tax, whereas income tax expense for the fourth quarter of 2007 purely comprised EIT.

EIT for the fourth quarter of 2008 amounted to RMB11.4 million (US$1.7 million), representing a decrease from RMB12.1million for the fourth quarter of 2007 and a decrease from RMB16.7 million for the third quarter of 2008. The decrease in EIT on both a year-to-year and a sequential quarterly basis was mainly due to the decreases in earnings before income tax contributed by Fujian Gushan, Sichuan Gushan and Hebei Gushan. On a year-to-year basis, the decrease in EIT was also caused by a decrease in the tax rate for Sichuan Gushan from 18% to 12.5% and for Hebei Gushan from 15% to 12.5% due to the transitional arrangement under the new enterprise income tax law (“New EIT Law”) which was enacted by the National People’s Congress of China and came into effect from January 1, 2008. Beijing Gushan and Shanghai Gushan are exempted from EIT for the year ended December 31, 2008.

In addition, the New EIT Law also imposes a 10% withholding tax for dividends distributed by a foreign-invested enterprise to its immediate holding company outside of the PRC beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempted from such withholding tax. Under the previous income tax laws and rules, no withholding tax was required. Since the Company’s PRC subsidiaries are invested by immediate holding companies outside of the PRC, the Group is subject to withholding tax for earnings accumulated beginning on January 1, 2008. Under the Arrangement between the Mainland of China and Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion (the “China-HK Tax Treaty”), Hong Kong tax residents which hold 25% or more of the equity interest in a PRC enterprise are entitled to a reduced withholding rate of 5%. All of the Group’s foreign-invested enterprises are directly held by Hong Kong tax residents. Accordingly, a rate of 5% is applicable to the calculation of withholding tax for these companies. The Company has made provisions of RMB3.0 million (US$0.4 million) for the fourth quarter of 2008 and RMB6.8 million for the third quarter of 2008 in respect of withholding tax which included, among others, mainly the dividend withholding tax.

Net Income (Loss)

The Company’s net loss amounted to RMB37.7 million (US$5.5 million) for the fourth quarter of 2008, compared to a net loss of RMB19.8 million for the fourth quarter of 2007 and a net income of RMB74.7 million for the third quarter of 2008.

Net loss excluding share-based compensation expenses (non-GAAP) amounted to RMB27.0 million (US$4.0 million) for the fourth quarter of 2008, compared to a net loss of RMB17.8 million for the fourth quarter of 2007 and a net income of RMB86.1 million for the third quarter of 2008.

Financial Results for the Fiscal Year 2008

Revenues

The Company’s revenues amounted to RMB1,495.6 million (US$219.2 million) for 2008, representing an increase of 48.4% from RMB1,008.1 million for 2007. The growth in revenues was due to an increase in sales volume of the Company’s biodiesel and biodiesel by-products and an increase of the average selling price of biodiesel.

The sales volume of biodiesel amounted to 231,377 tons for 2008, representing an increase of 26.5% from 182,969 tons for 2007. The average selling price of biodiesel was RMB5,748 (US$842.5) per ton for 2008, representing an increase of 24.4% from RMB4,621 per ton for 2007.

The sales volume of biodiesel by-products amounted to 23,878 tons for 2008, representing an increase of 7.9% from 22,134 tons for 2007. The average selling price of biodiesel by-products was RMB6,936 (US$1,016.6) per ton for 2008, representing a decrease of 5.6% from RMB7,346 per ton for 2007.

The increase in the sales volume of biodiesel was mainly due to the commencement of production at the Company’s Beijing and Shanghai plants, each of which added an additional 50,000 tons to the Company’s annual biodiesel production capacity since January 2008 and June 2008, respectively and the increase of 20,000 tons in the annual biodiesel production capacity of Sichuan Gushan during the fourth quarter of 2007. However, the increased sales volume of biodiesel did not fully reflect the contribution from the enhanced capacity due to the fact that Sichuan Gushan suspended its operations, as required by the local government, for two weeks in the second quarter of 2008 due to the earthquake in Sichuan province on May 12, 2008, that Beijing Gushan suspended its operations for about seven weeks in the third quarter of 2008 due to the heightened enforcement of traffic control measures adopted by the Beijing municipal government in preparation for the hosting of the 2008 Beijing Olympic and Paralympic games and that Fujian Gushan, Sichuan Gushan and Hebei Gushan each suspended production for a few weeks to carry out repair and maintenance operations in the fourth quarter of 2008. The increase in average selling price of biodiesel was principally attributable to an increase in the retail selling price of diesel, resulting from increases in the guidance price of diesel set by the PRC government in November 2007 and June 2008 coupled with a continuing shortage of diesel supply in China in the first three quarters of 2008 and to the fact that from 2008 the Company began selling certain of its biodiesel products to chemical companies at higher selling prices than those prices prevailing in the diesel market.

The overall increase in sales volume of biodiesel by-products was mainly due to increased sales volumes of glycerine and plant asphalt contributed by Beijing Gushan and Shanghai Gushan, as both companies commenced operations in 2008. Those increases were partly offset by a decrease in sales volume of erucic acid and erucic amide, both of which are produced only at Sichuan Gushan, due to the temporary suspension of production at the Sichuan plant (as discussed above) and the lower amount of rapeseed content contained in the feedstock used at Sichuan Gushan during 2008, where rapeseed is necessary to produce these biodiesel by-products.

The average selling prices of most biodiesel by-products increased individually but the average selling price of by-products as a group decreased for 2008 principally due to the decrease in sales volume of erucic acid and erucic amide, both of which command significantly higher selling prices and profit margin than other by-products and to a 3.8% decline in the average selling price of erucic acid for 2008, which resulted from the rapid decline of market prices of raw materials in chemical industry, caused by China’s slowing economy in the fourth quarter of 2008.

Cost of Revenues

Cost of revenues for 2008 totaled RMB962.6 million (US$141.1 million), representing an increase of 69.2% from RMB569.0 million for 2007. This increase was principally attributable to increases in the Company’s production volume and in overall average unit costs for vegetable oil offal and used cooking oil. Overall average unit costs of feedstock, which mainly comprised used cooking oil and vegetable oil offal, amounted to RMB2,538.3 (US$372.0) per ton in 2008, representing an increase of 31.9% from RMB1,924.7 per ton in 2007. The increased costs of feedstock resulted from the increase in the Company’s suppliers’ costs which are primarily affected by general cost inflation, particularly in labor and transportation, in China, as well as a general increase in prices charged by its suppliers.

Gross Profit

The Company’s gross profit for 2008 totaled RMB533.0 million (US$78.1 million), representing an increase of 21.4% from RMB439.1 million for 2007. The Company’s gross profit margin decreased to 35.6% for 2008 from 43.6% for 2007. Two major factors principally accounted for the decrease in gross profit margin. First, the average unit costs of the Company’s raw materials increased at a rate higher than that at which its average selling prices increased. Second, sales of the higher margin erucic acid and erucic amide as a proportion of the overall sales declined due to the Company’s addition of biodiesel production capacity in Beijing and Shanghai, where these biodiesel by-products are not produced and the reduced production level of erucic acid erucic amide resulting from the temporary suspension of production at the Sichuan plant (as discussed above) and the lower amount of rapeseed content contained in the feedstock used at the Sichuan plant during 2008, where rapeseed is necessary to produce these biodiesel by-products.

Research and Development Expenses

Research and development expenses totaled RMB2.2 million (US$0.3 million) in 2008, representing a stable level compared to RMB2.4 million for 2007.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2008 totaled RMB108.7 million (US$15.9 million), representing an increase from RMB53.6 million for 2007. The overall increase was mainly due to increases in share-based compensation, professional fees, staff costs, depreciation and other expenses. Share-based compensation for 2008 amounted to RMB36.9 million (US$5.4 million), representing an increase from RMB10.2 million for 2007, as a result of the share options granted in December 2007, March 2008 and September 2008. Professional fees totaled RMB15.6 million (US$2.3 million), representing an increase from RMB9.7 million in 2007, principally as a result of the fees incurred for the proposed follow-on ADS offering which was subsequently terminated in the second quarter of 2008 and the increased need for legal and other professional services as a result of Gushan becoming a U.S.-listed company and the additional auditing fees resulting from the commencement of production at Beijing Gushan and Shanghai Gushan and the commencement of construction work at Chongqing Gushan and Hunan Gushan. Staff costs amounted to RMB25.7 million (US$3.8 million), representing an increase from RMB20.2 million for 2007 mainly as a result of the commencement of full operations at the Beijing and Shanghai plants, and the addition of offices in Chongqing and Hunan. Depreciation amounted to RMB6.2 million (US$0.9 million), representing an increase from RMB1.5 million in 2007, principally due to the fact that Beijing plant’s depreciation was recognized as general and administrative expenses during the temporary suspension of its operations for about seven weeks in the third quarter of 2008 due to, as discussed above, Beijing Olympics. Other expenses also recorded an increase as a result of expenses incurred with respect to new plants and offices in Beijing, Shanghai, Chongqing and Hunan. Furthermore, the Company also incurred other additional expenses as a result of becoming a U.S.-listed company.

Other Income (Expense)

Interest income for the year amounted to RMB32.8 million (US$4.8 million), representing an increase from RMB3.8 million for 2007. The increase was mainly due to interest earned on the net proceeds of the Company’s initial public offering in December 2007. The Company incurred an insignificant amount of interest expense in connection to discounting a bill receivable to a bank in 2008. Interest expense for 2007 resulted from the one-off non-cash interest expenses of RMB108.9 million in connection with recognition as an expense of the unamortized amount of the beneficial conversion feature of the Company’s convertible notes, which resulted from the conversion of the Company’s convertible notes into ordinary shares upon completion of the initial public offering.

The Company incurred a foreign exchange loss of RMB99.8 million (US$14.6 million) in 2008, compared to a foreign exchange loss of RMB1.9 million in 2007. The exchange loss resulted from the swift and severe depreciation of the Company’s foreign currency holdings in NZ$ and Euro against US$ in the third and fourth quarters of 2008. In October 2008, the Company converted all of its cash deposits in NZ$ and Euro to US$. Under the current highly volatile market conditions, the Company does not hold cash balances in currencies other than in RMB, HK$ and US$ at this moment and does not expect to do so in the foreseeable future.

Other income (expense), net included, among others, mainly a donation of RMB2.0 million (US$0.3 million) to the municipal government of Mianyang for relief efforts following the May 12 earthquake, a provision for business tax of RMB4.1 million (US$0.6 million) on intercompany transactions, and other income of RMB2.3 million (US$0.3 million) from a bank.

Income Tax Expense

Income tax expense for 2008 comprised Enterprise Income Tax (“EIT”) and a provision for dividend withholding tax, whereas income tax expense for 2007 purely comprised EIT.

EIT for 2008 amounted to RMB59.1 million (US$8.7 million), representing an increase from RMB48.5million for 2007. The increase in EIT was mainly due to the termination of the tax holiday period for Fujian Gushan, which was subject to 9% income tax rate in 2008 and 0% in 2007. The increase in EIT was partially offset by a decrease in the tax rate for Sichuan Gushan from 18% to 12.5% and for Hebei Gushan from 15% to 12.5% due to the transitional arrangement under the New EIT Law which came into effect from January 1, 2008. Beijing Gushan and Shanghai Gushan are exempted from EIT for the year ended December 31, 2008.

In addition, the New EIT Law also imposes a 10% withholding tax for dividends distributed by a foreign-invested enterprise to its immediate holding company outside of the PRC beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempted from such withholding tax. Under the previous income tax laws and rules, no withholding tax was required. Since the Company’s PRC subsidiaries are invested by immediate holding companies outside of the PRC, the Group is subject to withholding tax for earnings accumulated beginning on January 1, 2008. Under the China-HK Tax Treaty, Hong Kong tax residents which hold 25% or more of the equity interest in a PRC enterprise are entitled to a reduced withholding rate of 5%. All of the Group’s foreign-invested enterprises are directly held by Hong Kong tax residents. Accordingly, a rate of 5% is applicable to the calculation of withholding tax for these companies. The Company has made provisions of RMB22.6 million (US$3.3 million) for 2008 in respect of withholding tax, which included, among others, mainly the dividend withholding tax.

Net Income

The Company’s net income amounted to RMB269.0 million (US$39.4 million) for 2008, representing an increase of 16.8% from RMB230.3 million for 2007. Net income excluding share-based compensation expenses (non-GAAP) amounted to RMB307.8 million (US$45.1 million) for 2008, representing an increase of 28.0% from RMB240.4 million for 2007.

Financial Condition

As of December 31, 2008, the Company had working capital of RMB869.5 million (US$127.4 million), reflecting total current assets of RMB1,060.3 million (US$155.4 million) and total current liabilities of RMB190.8 million (US$28.0 million). Of the total current assets, the Company had RMB963.2 million (US$141.2 million) in cash, represented by RMB439.1 million and US$3.3 million deposited in licensed commercial banks in the PRC and HK$4.7 million and US$72.8 million deposited in licensed commercial banks in Hong Kong.

Up to the date of this announcement, the Company does not have any positions or commitments in respect of structured financial products.

Recent Events

On January 22, 2009, pursuant to the Company’s share option scheme adopted in November 2007, the Company granted share options to 97 individuals, including officers, employees and directors of the Company totaling 4,706,000 ordinary shares (2,353,000 ADSs) at an exercise price of US$1.33 per ordinary share (as adjusted to US$2.66 per ADS) of the Company. The options will vest one third 6 months from the date of grant, one third 18 months from the date of grant and the remaining one third 30 months from the date of grant. The options will expire ten years from the date of grant.

In January 2009, Beijing Gushan suspended its production for the entire month principally as a result of the installation of its additional facilities, which were added in connection with its recent capacity expansion, and their integration with the existing facilities. Beijing Gushan resumed production of its existing facilities on February 1, 2009.

In January 2009, the Company approved the construction of a new plant in Sichuan. This new plant is expected to have an annual biodiesel capacity of 50,000 tons and will be located near Sichuan Gushan’s existing plant. Sichuan Gushan has already commenced preparatory work for construction of the new plant in February 2009, which is targeted to commence production in the first half of 2010.

In February 2009, Frost & Sullivan, a market research and consulting firm, awarded Gushan the “2008 China Frost & Sullivan Award for Market Leadership in the Chinese Biodiesel Market” for its “effective feedstock control, innovative processing technology, and steady market expansion.”

Business Outlook for Fiscal Year 2009

Gushan currently operates five production facilities, located in Sichuan, Hebei, Fujian, Beijing and Shanghai in China, with an annual total biodiesel capacity of 290,000 tons, or approximately 87 million gallons. The Company’s additional facilities at the Beijing plant (with annual total biodiesel capacity of 50,000 tons, or approximately 15 million gallons) are expected to begin production in March 2009. As a result of construction delays, the Company’s new plants in Chongqing and Hunan (each with annual total biodiesel capacity of 30,000 tons, or approximately 9 million gallons) are now expected to begin production in the second quarter of 2009 The Company also targets to increase its total biodiesel production capacity by 50,000 tons, or approximately 15 million gallons, by increasing the Shanghai plant’s production capacity, which is targeted to take place in the third quarter of 2009. As a result, the Company targets to achieve a total annual biodiesel production capacity of 450,000 tons, or approximately 135 million gallons, by the end of 2009.

The Company has continued to closely monitor the factors affecting its gross margins. Due to the significant drop in world oil prices commencing in the fourth quarter of 2008 and the slowing down of the Chinese economy as a result of the global financial crisis, both factors of which the Company believes have adversely affected the market prices for diesel in China, the average selling prices for the Company’s biodiesel have continued to decrease through the fourth quarter 2008 and subsequent to the end of 2008. Although the Company was able to reduce its raw material prices through negotiations with its suppliers, the rate of the decrease in the Company’s selling prices for biodiesel have outweighed the rate of the reduction in raw material costs. As a result, the Company expects its gross margins in the coming quarter to decline further.

The Company remains focused on improving its gross margins and profitability. To further this goal, the Company is seeking to negotiate further price reductions with its current raw materials suppliers. In addition, the Company is actively exploring the development and sourcing of alternative, cost-competitive feedstocks which is expected to enhance its leverage and purchasing power by diversifying its raw material sources and increasing the number of its suppliers. For example, in the fourth quarter of 2008 the Company had commenced the use of inedible oils, such as jatropha oil, as feedstock at its existing Sichuan production facility, which was sourced from provinces in the southern and western part of China. As discussed above, Sichuan Gushan has already commenced preparatory work for the construction of a 50,000 ton biodiesel plant, which will be dedicated to the use of alternative feedstocks, and is targeted to commence production in the first half of 2010. Nevertheless, given the uncertain macro environment as a result of the global financial crisis, Gushan will be closely monitoring its market situation and will make changes to its expansion plans if necessary.

Interim Financial Statements

The unaudited condensed consolidated statements of operations, balance sheets and cash flow statements accompanying this press release have been prepared by management using U.S. GAAP. These interim financial statements are not intended to fully comply with U.S. GAAP because they do not present all of the disclosures required by U.S. GAAP. The December 31, 2007 balance sheet was derived from audited consolidated financial statements of the Company. Certain amounts in the December 31, 2007 balance sheet have been reclassified to conform with current period presentation.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this earnings release, made solely for the purpose of reader’s convenience, is based on the noon buying rate in New York City for cable transfers of Renminbi as certified for customs purpose by the Federal Reserve Bank of New York as of December 31, 2008, which was RMB6.8225 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at such rate, or at any other rate. The percentages stated in this earnings release are calculated based on Renminbi.

Conference Call

Gushan’s management will hold its fourth quarter 2008 earnings conference call at 8:30am U.S. Eastern Time (9:30pm Beijing / Hong Kong Time) on March 5, 2009.

Dial-in details for the earnings conference call are as follows:

US Toll Free: 1.800.265.0241US Toll for International Callers: 83337228

Hong Kong Toll: 852.3002.1672

Hong Kong Toll Free: 800.96.3844

China Toll Free: 10.800.130.0399

UK Toll Free: 00.800.280.02002

UK Toll for International Callers: 44.207.365.8426

Passcode for all regions: 91707843

A replay of the call will be available on the same day at 11:00 a.m. U.S. Eastern Time (or 12:00 a.m. Hong Kong Time) until March 12, 2009 and may be accessed by phone at the following numbers.

US Toll Free: 1.888.286.8010

US Toll for International Callers: 1.617.801.6888

Passcode for all regions: 83337228

In addition, a live and archived webcast of this conference call will be available on the Investor Relations section of Gushan’s website at www.chinagushan.com.

About Gushan Environmental Energy Limited

Gushan Environmental Energy is China’s largest producer of biodiesel, as measured by annual production capacity. The company produces biodiesel, a renewable, clean-burning and biodegradable fuel, primarily from vegetable oil offal and used cooking oil, and by-products from biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Gushan sells biodiesel directly to users, such as marine vessel operators, as well as to petroleum wholesalers and individual retail gas stations. The company currently operates five production facilities in the Sichuan, Hebei, Fujian provinces and Beijing and Shanghai with a combined annual production capacity of 290,000 tons.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including on Form F-1, as amended. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About Non-GAAP Financial Measures

To supplement Gushan’s consolidated financial results presented in accordance with U.S. GAAP, Gushan uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation, basic and diluted net income per ADS excluding share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP measures to non-GAAP measures” set forth at the end of this release.

Gushan believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation that may not be indicative of its operating performance from a cash perspective. Gushan believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. Gushan computes its non-GAAP financial measures using the same consistent method from quarter to quarter. Gushan believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income excluding share-based compensation, and basic and diluted earnings per share and per ADS excluding share-based compensation is that these non-GAAP measures exclude share-based compensation that has been and will continue to be for the foreseeable future a significant recurring expense in its business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures to non-GAAP financial measures.

- FINANCIAL TABLES FOLLOW -

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands, except per share data and number of shares)

	For the Three Month Ended
	December 31, 2007	September 30, 2008	December 31, 2008
	RMB	RMB	RMB	US$
Revenues	271,632	448,045	315,136	46,191

Cost of revenues	153,372	284,801	249,340	36,547

Gross profit	118,260	163,244	65,796	9,644

Operating expenses

Research and development	(568)	(288)	(1,043)	(153)

Selling, general and administrative	(18,107)	(27,828)	(32,801)	(4,808)

Total operating expenses	(18,675)	(28,116)	(33,844)	(4,961)

Income from operations	99,585	135,128	31,952	4,683

Other income (expense):

Interest income	1,435	7,556	4,710	690

Interest expense	(108,893)	(73)	—	—

Foreign currency exchange losses, net	(7)	(44,791)	(56,275)	(8,248)

Other income (expense), net	198	391	(3,692)	(541)

Earnings (loss) before income tax	(7,682)	98,211	(23,305)	(3,416)

Income tax expense	(12,125)	(23,483)	(14,391)	(2,109)

Net income (loss)	(19,807)	74,728	(37,696)	(5,525)

Net income (loss) per ordinary share
- Basic	(0.153)	0.448	(0.226)	(0.033)
- Diluted	(0.153)	0.446	(0.226)	(0.033)
Net income (loss) per ADS
- Basic	(0.305)	0.896	(0.452)	(0.066)
- Diluted	(0.305)	0.892	(0.452)	(0.066)
Weighted average ordinary shares outstanding
- Basic	129,808,184	166,831,943	166,831,943	166,831,943
- Diluted	130,214,395	167,553,016	166,831,943	166,831,943
Weighted average ADS outstanding
- Basic	64,904,092	83,415,972	83,415,972	83,415,972
- Diluted	65,107,197	83,776,508	83,415,972	83,415,972
Share-based compensation expense included in:-
Cost of revenues	—	584	610	89
Research and development expenses	—	44	44	6
Selling, general and administrative expenses	2,041	10,772	10,075	1,477

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands, except per share data and number of shares)

	For the Year Ended
	December 31, 2007	December 31, 2008
	RMB	RMB	US$

Revenues	1,008,056	1,495,614	219,218

Cost of revenues	568,973	962,606	141,093

Gross profit	439,083	533,008	78,125

Operating expenses

Research and development	(2,397)	(2,150)	(315)

Selling, general and administrative	(53,557)	(108,674)	(15,929)

Total operating expenses	(55,954)	(110,824)	(16,244)

Income from operations	383,129	422,184	61,881

Other income (expense):

Interest income	3,757	32,756	4,801

Interest expense	(108,893)	(73)	(11)

Foreign currency exchange losses, net	(1,945)	(99,789)	(14,626)

Other income (expense), net	2,724	(4,375)	(641)

Earnings before income tax	278,772	350,703	51,404

Income tax expense	(48,499)	(81,693)	(11,974)

Net income	230,273	269,010	39,430

Net income per ordinary share
- Basic	1.837	1.612	0.236
- Diluted	1.834	1.607	0.236
Net income per ADS
- Basic	3.675	3.225	0.473
- Diluted	3.668	3.214	0.471
Weighted average ordinary shares outstanding
- Basic	125,329,350	166,831,943	166,831,943
- Diluted	125,564,028	167,411,352	167,411,352
Weighted average ADS outstanding
- Basic	62,664,675	83,415,972	83,415,972
- Diluted	62,782,014	83,705,676	83,705,676
Share-based compensation expense included in:-
Cost of revenues	—	1,803	264
Research and development expenses	—	135	20
Selling, general and administrative expenses	10,152	36,869	5,404

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEETS

(Amounts expressed in thousands)

	December 31, 2007	December 31, 2008
	RMB	RMB	US$
ASSETS
Current assets:

Cash	1,380,735	963,228	141,184

Accounts receivable	31,110	12,926	1,895

Inventories	31,580	59,246	8,684

Prepaid expenses and other current assets	11,851	10,227	1,499

Income tax receivable	—	13,501	1,979

Deferred tax assets	—	1,206	176

Total current assets	1,455,276	1,060,334	155,417

Property, plant and equipment, net	807,371	1,451,533	212,757

Land use rights	42,812	84,101	12,327

Deferred tax assets	—	4,568	670

Other assets	4,335	3,500	513

Total assets	2,309,794	2,604,036	381,684

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:

Accounts payable	776	3,345	490

Accounts payable for property, plant and equipment	46,466	105,842	15,514

Accrued expenses and other payables	62,099	61,969	9,084

Income taxes payable	19,152	19,608	2,874

Total current liabilities	128,493	190,764	27,962

Deferred tax liabilities	—	21,951	3,217

Other non-current liabilities	—	13,551	1,986

Total liabilities	128,493	226,266	33,165

Shareholders’ equity:

Ordinary shares	1	1	—

Additional paid-in capital	1,436,862	1,475,669	216,294

Accumulated other comprehensive loss	(4,412)	(47,359)	(6,941)

Retained earnings	748,850	949,459	139,166

Total shareholders’ equity	2,181,301	2,377,770	348,519

Total liabilities and shareholders’ equity	2,309,794	2,604,036	381,684

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands, except per share data and number of shares)

	For the Three Month Ended
	December 31, 2007	September 30, 2008	December 31, 2008
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net income (loss)	(19,807)	74,728	(37,696)	(5,525)
Adjustments to reconcile net income to net cash provided by operating activities:
Share based compensation	2,041	11,400	10,729	1,572
Depreciation	10,374	23,221	23,102	3,386
Land use right expense	139	338	340	50
Amortization of discount on convertible notes and issuance cost, net of interest cost capitalized	108,893	—	—	—

Loss on disposal of property, plant and equipment	1	31	57	8
Foreign currency exchange losses, net	7	44,791	56,275	8,248
Deferred tax expense	—	6,826	(3,520)	(516)
Change in assets and liabilities
Accounts receivable	3,579	6,682	7,772	1,139
Inventories	(4,274)	(8,947)	864	127
Prepaid expenses and other current assets	2,387	(154)	196	28
Accounts payable	(6,627)	1,873	(1,851)	(271)
Accrued expenses and other payables	(295)	5,230	3,274	480
Income tax receivable	—	(6,717)	(4,936)	(723)
Income taxes payable	1,507	1,251	1,754	257
Other non-current liabilities	—	(561)	(564)	(83)
Other assets	—	145	146	21

Net cash provided by operating activities	97,925	160,137	55,942	8,198

Cash flows from investing activities
Purchase of property, plant and equipment	(88,194)	(57,732)	(226,582)	(33,211)
Payments for land use rights	(298)	(2,321)	(21,209)	(3,109)

Net cash used in investing activities	(88,492)	(60,053)	(247,791)	(36,320)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	981,834	—	—	—
Payments for expenses related to Initial Public Offering	(7,189)	—	—	—

Net cash provided by financing activities	974,645	—	—	—

Effect of foreign exchange rate changes	(3,821)	(40,329)	(57,232)	(8,387)

Increase (decrease) in cash	980,257	59,755	(249,081)	(36,509)
Cash at beginning of period	400,478	1,152,554	1,212,309	177,693

Cash at end of period	1,380,735	1,212,309	963,228	141,184

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands, except per share data and number of shares)

	For the Year Ended
	December 31, 2007	December 31, 2008
	RMB	RMB	US$
Cash flows from operating activities
Net income	230,273	269,010	39,430
Adjustments to reconcile net income to net cash provided by operating activities:
Share based compensation	10,152	38,807	5,688
Depreciation	36,883	77,729	11,393
Land use right expense	313	1,286	188
Amortization of discount on convertible notes and issuance cost, net of interest cost capitalized	108,893	—	—
Loss on disposal fixed assets	1	139	20
Foreign currency exchange losses, net	1,945	99,789	14,626
Deferred tax expense	—	16,177	2,371
Change in assets and liabilities
Accounts receivable	(6,330)	18,184	2,665
Inventories	7,204	(27,666)	(4,055)
Prepaid expenses and other current assets	(959)	2,056	302
Accounts payable	(2,988)	2,569	377
Accrued expenses and other payables	12,859	6,186	907
Income tax receivable	—	(13,501)	(1,979)
Income taxes payable	14,545	456	67
Other non-current liabilities	—	16,132	2,365
Other assets	—	590	86

Net cash provided by operating activities	412,791	507,943	74,451

Cash flows from investing activities
Purchase of property, plant and equipment	(263,648)	(662,658)	(97,128)
Payments for land use rights	(12,280)	(36,276)	(5,317)

Net cash used in investing activities	(275,928)	(698,934)	(102,445)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	981,834	—	—

Payments for expenses related to Initial Public Offerings	(7,189)	(14,780)	(2,166)
Dividend paid	—	(68,401)	(10,026)
Repayment of advances received from related parties	(196)	—	—

Net cash provided by (used in) financing activities	974,449	(83,181)	(12,192)

Effect of foreign exchange rate changes	(5,719)	(143,335)	(21,010)

Increase (decrease) in cash	1,105,593	(417,507)	(61,196)
Cash at beginning of year	275,142	1,380,735	202,380

Cash at end of year	1,380,735	963,228	141,184

GUSHAN ENVIRONMENTAL ENERGY LIMITED

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(Amounts expressed in thousands, except per share data)

	For the Three Month Ended
	December 31, 2007	September 30, 2008	December 31, 2008
	RMB	RMB	RMB	US$
GAAP net income (loss)	(19,807)	74,728	(37,696)	(5,525)
Share-based compensation	2,041	11,400	10,729	1,572

Non-GAAP net income (loss)	(17,766)	86,128	(26,967)	(3,953)

GAAP net income (loss) per ADS - Basic	(0.305)	0.896	(0.452)	(0.066)
Share-based compensation per ADS - Basic	0.031	0.137	0.129	0.019

Non-GAAP net income (loss) per ADS - Basic	(0.274)	1.033	(0.323)	(0.047)

GAAP net income (loss) per ADS - Diluted	(0.305)	0.892	(0.452)	(0.066)
Share-based compensation per ADS - Diluted	0.031	0.136	0.129	0.019

Non-GAAP net income (loss) per ADS - Diluted	(0.274)	1.028	(0.323)	(0.047)

GUSHAN ENVIRONMENTAL ENERGY LIMITED

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(Amounts expressed in thousands, except per share data)

	For the Year Ended
	December 31, 2007	December 31, 2008
	RMB	RMB	US$
GAAP net income	230,273	269,010	39,430
Share-based compensation	10,152	38,807	5,688

Non-GAAP net income	240,425	307,817	45,118

GAAP net income per ADS - Basic	3.675	3.225	0.473
Share-based compensation per ADS - Basic	0.162	0.465	0.068

Non-GAAP net income per ADS - Basic	3.837	3.690	0.541

GAAP net income per ADS - Diluted	3.668	3.214	0.471
Share-based compensation per ADS - Diluted	0.162	0.464	0.068

Non-GAAP net income per ADS - Diluted	3.830	3.678	0.539